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                                 United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                               ----------------

                                   Form 10SB

                 General Form for Registration of Securities of
                             Small Business Issuers

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                OurPet's Company
              (Exact name of Small Business Issuer in its charter)

                               ----------------

          Colorado                                   34-1480558
       (State or other                            (I.R.S. Employer
       jurisdiction of                           Identification No.)
      incorporation or
        organization)

    1300 East Street, Fairport                          44077
            Harbor, OH                                (Zip code)
       (Address of principal
        executive offices)

       Registrant's telephone number, including area code: (440) 354-6500

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

       Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value

                               ----------------

                               Introductory Note

   OurPet's Company, a Colorado Corporation (the "Company") is engaged in developing, manufacturing and marketing various proprietary products for the retail pet business. As used herein, the term Company includes each of the Company's subsidiaries, unless the context otherwise requires.

   This Registration Statement on Form 10SB (this "Report") contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, statements regarding the Company's cash needs and ability to fund its ongoing working capital requirements, the effects of the disposition of the plastic blow molding business, and increases in the revenues from the sale of proprietary products to the retail pet business. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. See "Item 1. Description of Business--Risk Factors" for a discussion of these risks. These factors may cause the Company's actual results to differ materially from any forward-looking statement.

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   When used in this Report, statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify such forward-looking statements, which speak only as of the date of this Report. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                     PART I

Item 1. Description of Business.

   The Company's management originally founded Napro, Inc. ("Napro"), an Ohio corporation, in 1985 as an enterprise for launching new ventures and acquiring companies in various lines of business. In 1993 Napro acquired the assets of a small blow molding business and in 1996 placed the assets in a newly formed wholly owned Ohio subsidiary, Sanar Manufacturing Company ("Sanar"). Also in 1996, Napro formed another wholly owned Ohio subsidiary, Virtu Company ("Virtu") to market proprietary products to the retail pet business under the OurPet's label. Napro then changed its name to OurPet's Company effective March 19, 1998. On July 16, 1998, Manticus, Inc. ("Manticus"), a Colorado corporation, obtained all of the outstanding shares of OurPet's/Napro in exchange for 8,000,000 shares of Manticus common stock. After the transaction, the former holders of OurPet's/Napro shares owned approximately 89% of Manticus' shares. Effective August 10, 1998 OurPet's/Napro was merged into Manticus and ceased to exist. Manticus was thereafter licensed in the State of Ohio as a foreign corporation, known as OurPet's Company (the "Company"). Effective October 12, 1998, Manticus'Articles of Incorporation was amended in the State of Colorado to reflect its new name as OurPet's Company. After the merger, management of the former OurPet's/Napro assumed management of the surviving company.

   Sanar manufactured custom blow molded parts for customers in the lawn equipment, toy, medical accessory and automotive industries in addition to producing some of Virtu's proprietary products. Although sales, employment and production capacity increased significantly after its acquisition in 1993, Sanar's profitability did not follow primarily due to an excess of capacity in the custom blow molded industry. As a result, in 1999, the Company decided to sell the business of Sanar. Effective March 31, 2000 Sanar entered into an asset purchase agreement with Akon Plastic Enterprises, Inc. ("Akon"), an Ohio corporation. The closing was escrowed pending the Akon's refinancing of the long-term debt, however, Akon assumed immediate responsibility for Sanar's outstanding obligations and promptly began operating under Sanar's name. Akon subsequently failed to obtain refinancing of the long-term debt and notified the Company on September 29, 2000 of its intent to rescind the agreement and to wind down its operations and go out of business.

   Virtu develops and markets products for improving the health, safety, comfort and enjoyment of pets. The products sold have increased from the initial "Big Dog Feeder" to approximately 50 products for dogs, cats, birds and other small animals. All are marketed under the OurPet's label. The manufacturing of these products is subcontracted to other entities, both domestic and foreign, based upon price and quality.

   According to the American Pet Product Manufacturers Association (APPMA) 1999/2000 Pet Owners Survey, total pet market revenues in 1998 exceeded $30 billion; approximately $21 billion was in food related products, while $9 billion was in pet accessories. It is estimated that there are over 260 million pets in the USA, with the most popular being cats (approximately 68 million) and dogs (approximately 62 million). Wild bird watching has grown to approximately 66 million enthusiasts, with over 200 million wild bird feeders purchased annually. According to the same APPMA survey, pet industry sales are anticipated to continue growing at an annual rate of 15-20% for at least the next ten years.

   The Company sells its products in these market segments:

                     mass retailers--Wal-Mart, Kmart, Target
                     pet store chains--PetsMart, Petco
                     pet catalogues--Drs. Foster & Smith, New England
                                       Serum
                     general catalogues--Hammacher Schlemmer, Solutions clubs--Costco, BJ's grocery chains--Stop-N-Shop, Wegmans pet food mfg--Friskies, Ralston Purina pet distributors/pet dealers--American Pet Products,
                                                     Central Garden & Pet

   The Company currently markets products such as dog and cat feeders, dog and cat toys, and wild bird feeders. The Company conducts its marketing and sales activities through 5 in-house officers and/or employees, 46 general merchandise independent sales agents, 12 specialty market independent sales agents and 2 catalog market independent sales agents. Independent sales agents are paid commissions, which range from 2% to 7% of net sales to customers.

   The Company's marketing strategies include, among others, trade shows, customer visitation, telemarketing, direct mail, trade journal advertising, product sampling programs and customer support programs, such as advertising and promotional allowances.

   While the Company had approximately 200 customers for the year ended December 31, 1999, 26.1% of the Company's revenue was derived from one major customer. Revenue generated from this customer amounted to $803,820. For the nine months ended September 30, 2000, 60.4% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $1,281,714 and $693,484, which represents 39.2% and 21.2% of total revenue, respectively.

   The Company has been granted five United States patents for dog and cat feeders and has six United States patents pending for cat and dog toys, dog feeders and wild bird feeders. The Company registered its logo, "OurPet's", as a registered trademark. To protect its trade names it obtained five trademark registrations and applied for six trademark registrations, which are still pending.

   The patents issued and granted to the Company are:

   Patent No.          Issue Date                       Title
   ----------          ----------                       -----
   5,509,376           April 23, 1996                   Animal Feeder Assembly
   5,730,081           March 24, 1998                   Animal Feeder Assembly
   393,107             March 31, 1998                   Small Animal Feeder
   6,032,615           March 7, 2000                    Amusement Device for
                                                        Household Pets, such as Cats
   6,158,390           Dec. 12, 2000                    Pet Ball

   Patent applications that are pending are:

   Serial No.          File Date                        Title
   ----------          ---------                        -----
   09/158,714          September 22, 1998               Pet Toy Ball Feeder
   09/479,001          January 7, 2000                  Simulated Mouse Toy for Pets
                                                        Having a Prerecorded Sound
                                                        Chip
   29/105,344          May 21, 1999                     Stackable Pet Feeder
   60/193,777          March 31, 2000                   Filtered Water System for
                                                        Pets
   60/193,363          March 31, 2000                   Cover for Pet Food and Water
                                                        Bowls
   60/193,875          June 9, 2000                     Food and Treat Dispenser

   Trademark registrations obtained by Company are:

   Registration No.               Date Registered                            Name
   ----------------               ---------------                            ----
   2,048,003                      March 25, 1997                             OurPet's
   2,016,545                      November 12, 1996                          Flexo-Feeder
   2,219,049                      January 19, 1999                           Push-N-Roll
   2,220,580                      January 26, 1999                           Triple Track
   2,221,776                      February 2, 1999                           Zig-N-Zag
   2,226,341                      February 23, 1999                          Play-N-Treat

   The following trademark registration applications are pending:

    Serial
   Number                         Dated Filed                                Name
   -------                        -----------                                ----
   75/234,325                     January 31, 1997                           Wufer Ball
   75/669,706                     March 29, 1999                             DeliDome
   75/666,216                     March 23, 1999                             Play-N-Squeak
   75/813,038                     September 29, 1999                         Molecuball
   76/016,936                     April 4, 2000                              Trek-N-Treat
   76/153,934                     October 25, 2000                           Trek-N-Drink

   As of December 15, 2000, the Company had 9 full-time employees consisting of the 4 officers, 1 other employee in sales and marketing, 2 employees in finance and administration and 2 employees in warehousing and shipping. The Company does not have any employees in manufacturing since that operation is subcontracted to outside vendors. None of the Company's employees are subject to a collective bargaining agreement and the Company has not experienced any work stoppages, nor to the Company's knowledge, are any threatened.

   The Company conducts its own research and development activities and also uses outside sources to perform specific projects such as engineering drawings and prototype models. Research and development costs are charged to expenses as incurred, and totaled $52,385 and $47,328 for the years ended December 31, 1999 and 1998, respectively and $40,631 for the nine months ended September 30, 2000.

Risk Factors

   As described in the "Introductory Note," certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future statements, including, among others, those risk factors described below.

 Substantial Competition

   The Company's products are subject to substantial competition from both domestic and foreign companies, many of whom manufacture their products in low cost areas such as Mexico and the Far East. Competition is based mainly on price, product familiarity, and product innovation.

 Additional Financing

   The Company will need significant additional financing for leasing or building warehouse space, working capital, research and development of new products, and molds and tooling to produce new products. There is no guarantee that such financial resources will be available on a timely basis or on affordable economic terms, the lack of which will negatively impact the Company's future performance.

 Key Personnel

   The Company is and will continue to be dependent on its key management personnel: Dr. Steven Tsengas, Chairman, President and Chief Executive Officer; Konstantine S. Tsengas, Vice President of Operations and

Secretary; Glenn R. Godley, Executive Vice President of Marketing/Sales; and John G. Murchie, Treasurer and Controller. There can be no assurance that such individuals will be able to successfully implement the Company's strategies or that such individuals will remain with the Company. The loss of one or more of these individuals could have a material adverse effect on the business and operations of the Company. In addition, the Company will need to attract and retain other qualified individuals to satisfy its personnel needs. There can be no assurance that the Company will be successful in retaining its key management personnel or in attracting and retaining new employees.

 Patent Protection

   The Company's success will depend, in part, on its ability to maintain protection for its products under United States patent laws, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company has five U.S. patents issued and six U.S. patent applications pending. There can be no assurance that any patent applications will result in issued patents, that any issued patents will afford adequate protection to the Company or not be challenged, invalidated, infringed or circumvented, or that any rights thereunder will afford competitive advantages to the Company. Furthermore, there can be no assurance that others have not independently developed, or will not independently develop, similar products or otherwise duplicate any of the Company's products.

 Business Conditions

   As previously described, the pet industry has enjoyed significant economic growth due to demographic, social and general economic reasons. There is no guarantee that such positive business conditions will continue into the future. A general economic slowdown would most likely negatively impact the Company's sales.

 New Business

   The Company has had only six years experience in developing and marketing its products for improving the health, safety, comfort and enjoyment of pets. Based on its increasing sales, it appears that the Company's products are well received by the retailers and pet owners. Although the Company is carefully developing and marketing its products, there is no guarantee that future products will enjoy the same level of success.

 Dilution

   The Company currently has 10,644,687 shares of Common Stock outstanding which could be diluted by the following potential issuances of Common Stock. As of December 15, 2000, the Company had outstanding 100,000 shares of Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock at a conversion price of $1.00 per share. Also as of December 15, 2000, the Company had outstanding 2,331,706 warrants to purchase an aggregate of 2,331,706 shares of Common Stock at exercise prices ranging from $0.50 to $1.50 per share and options to purchase an aggregate of 518,000 shares of Common Stock at exercise prices ranging from $0.75 to $1.00 per share. The Company has reserved an aggregate of 850,000 shares of Common Stock for issuance under the 1999 Stock Option Plan as of the date of this Report. In addition, the exercise of such warrants and options could have a material adverse effect on the market price of, and liquidity in the market for, shares of Common Stock. Further, while these warrants and options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected.

 Securities Restrictions on Sales

   The Company's securities are subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by such rule, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of the holders of the Company's securities to sell such securities in the secondary market.

   SEC regulations define a "penny stock" to be any non-NASDAQ equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Prior to any transaction involving a penny stock, unless exempt, SEC rules require delivery of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and about current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

   During both the years ended December 31, 1999 ("Fiscal 1999") and 1998 ("Fiscal 1998") the Company raised cash by selling its shares of stock through private placements. From April through October of 1998, the Company sold through a private placement 1,226,298 shares of no par value Common Stock at an offering price of $.75 per share, and issued warrants, which expire on April 30, 2002, to purchase 1,226,298 shares of Common Stock at an exercise price of $1.50 per share. The Company accepted $754,502 in cash and cancellation of debt and accrued interest in the amount of $165,221 as consideration for the sale of the Common Stock and warrants. From the net cash proceeds of $646,219, the Company purchased equipment, repaid long-term debt and increased its working capital. Prior to the Company's private placement in 1998, Napro sold 364,310 shares of its no par value Common Stock for which it accepted $90,618 in cash and cancellation of debt and accrued expenses in the amount of $65,382 as consideration for the sale. The cash proceeds of $90,618 were used for working capital purposes.

   From July through November 1999, the Company sold through a private placement 100,000 shares of no par value non-voting Convertible Preferred Stock at an offering price of $10.00 per share. Each share of the Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the Preferred Stock. From the net cash proceeds of $878,150, the Company purchased equipment including molds and tooling, repaid long-term debt and increased its working capital.

   In March of 2000, the Company issued 150,000 shares of Common Stock to a director and significant stockholder upon the exercise of warrants at an exercise price of $0.75 per share and used the cash proceeds of $112,500 for working capital purposes.

   In July and August of 2000, the Company borrowed a total of $275,000 from an officer, directors, stockholders and an investor for working capital purposes at an annual interest rate of 10%. A note for $150,000 is due with accrued interest on February 1, 2001 and the other notes for $125,000 are due on July 31, 2002 with interest payable quarterly. In addition, the lenders received warrants, which expire in July and August of 2003, to purchase 162,500 shares of Common Stock at an exercise price of $1.25 per share.

Results of Operations

 Nine-month Period Ended September 30, 2000 (Audited) Compared to Nine-month Period Ended September 30, 1999 (Unaudited)

   Net sales from continuing operations for the nine months were $3,262,943, an increase of 60 percent over sales from continuing operations of $2,042,255 in the 1999 period. This increase of $1,220,688 was primarily the result of new customers in the mass retailers market segment and of a new dog feeder, which was being marketed for the first time in 2000.

   Cost of goods sold for the nine months was $2,422,046, an increase of 53 percent over the $1,581,270 in the 1999 period. The smaller percentage increase in cost of goods sold as compared to net sales was due to improved gross margins and other costs increasing at a lower percentage than the net sales increase.

   Selling, general and administrative expenses for the nine months were $879,270, an increase of 37% over the $641,359 in the 1999 period, The increase of $237,911 was primarily the result of increases in advertising and marketing of $77,545, in commissions paid to sales representatives of $33,165, in salaries and wages of $66,337 mainly for the increase in the sales and marketing staff, and in insurance costs of $24,128 for the increased costs of liability and health coverage.

   Litigation expenses were incurred in 2000 as a result of lawsuits initiated against a competitor and against a mold supplier and in defending lawsuits against the Company by former raw material suppliers of the discontinued subsidiary, Sanar.

   Interest expense for the nine months was $87,289, an increase of 76% over the $49,692 in the 1999 period. This increase of $37,597 was primarily due to the higher level of borrowings to finance the Company's increased inventories and the higher prime rate of interest charged under the bank line of credit in 2000 as compared to 1999.

   The loss from continuing operations for the nine months in 2000 decreased to $149,922 from $208,006 in 1999 or by $58,084 as a result of the increase in net sales being larger as a percentage than the increase in the cost of goods sold and selling, general and administrative expenses. Those improvements were partially offset by the increased costs for interest and litigation.

   The loss from operations of the discontinued subsidiary, Sanar, for the nine months decreased to $53,650 in 2000 from $230,207 in 1999. The loss in 2000 is basically for the three months ended March 31 and in 1999 is for the nine months ended September 30 since the discontinued subsidiary's operations were disposed of as of March 31, 2000.

   As a result of the March 31st disposition, the Company recorded a loss on disposition of the discontinued subsidiary of $122,597 from the purchase price paid, assets disposed, liabilities extinguished, and costs incurred. At the end of September 2000 the buyer, Akon, defaulted on the purchase agreement and subsequent thereto the lenders that were secured by the assets that were sold have repossessed the assets and are proceeding to liquidate the assets to pay-off their loans. The Company may incur expense in the future for any of the loans that are not repaid from the liquidation of assets, and which cannot be recovered from the buyer. The Company has accrued $247,453 in the financial statements pending the liquidation of the assets by the lenders based upon the estimated net realizable value of the assets to be sold.

 Fiscal Year Ended December 31, 1999 (Audited) Compared to Fiscal Year Ended December 31, 1998 (Unaudited)

   Net revenue from continuing operations for Fiscal 1999 was approximately $3,063,000 consisting of sales of proprietary products for the retail pet business as compared to net revenue from continuing operations for Fiscal 1998 of approximately $2,777,000 for sales of the same proprietary products. This increase of $286,000 resulted from new and improved products being marketed in Fiscal 1999.

   Cost of goods sold was approximately $2,425,000 for Fiscal 1999 compared to approximately $2,131,000 for the prior fiscal year, representing an increase of approximately $294,000 or 13.8%, while net revenues only increased by approximately $286,000 or 10.3%. As a result of the cost of goods sold increasing more than net revenues, the Company's gross margin decreased by $8,000 for a profit of $638,000 for Fiscal 1999, as compared to a profit of $646,000 for Fiscal 1998. The increase in revenues was offset by the higher costs incurred in starting production of new products, such as the lower gross margins realized when introducing new products, increased depreciation costs from the molds and tooling acquired to make the new products, and increased rent for additional warehouse space.

   Selling, general and administrative expenses increased by approximately $243,000 to approximately $976,000 for Fiscal 1999, as compared to approximately $733,000 for Fiscal 1998. The increases were primarily due to the following:

  . Accountant fees in the amount of $69,000 due to audits of the Company's
    Fiscal 1998 and 1999 financial statements.

  . Sales commissions of $25,000 due to increased sales and a higher commission rate for new products.

  . Sales consulting fees of $59,000--primarily for the fair value of Common
    Stock paid to consultants of approximately $51,000.

  . Legal fees of $20,000 due to its Preferred Stock offering and its litigation initiated against a competitor.

  . Salaries and wages of $54,000 due to an increase in sales and marketing staff.

   Interest and other income decreased by approximately $15,000 to approximately $42,000 for Fiscal 1999, as compared to $57,000 for Fiscal 1998. This was the result of a decrease in other income associated with certain sub-contracted manufacturing operations for one of the Company's dog toy products in Fiscal 1999.

   Interest expense increased by approximately $30,000 to approximately $74,000 for Fiscal 1999 from approximately $44,000 for Fiscal 1998. The increase was primarily the result of an increased level of borrowing under the bank line of credit and the issuance of notes payable to shareholders in Fiscal 1999 due to higher levels of accounts receivable and inventories in 1999 as compared to 1998.

   Losses from operations of the discontinued subsidiary, Sanar, increased by $278,000 to approximately $359,000 in Fiscal 1999 from $81,000 in Fiscal 1998. The higher losses were due to net revenue from outside customers decreasing by approximately $351,000 and cost of goods sold increasing by approximately $23,000 as a result of higher labor costs. These losses were somewhat offset by a reduction in selling, general and administrative expenses of approximately $106,000, primarily due to reductions in salaries of $42,000 and non-operating expenses of $43,000.

   The Company recorded an extraordinary item for the gain on extinguishment of debt of $391,000 in Fiscal 1999. To facilitate the divestment of Sanar, $233,000 in debt and accrued interest owed by Sanar to an officer and a stockholder was canceled. Furthermore, $158,000 in accrued rentals owed by Sanar to a related party were also canceled. The Company issued 500,000 warrants for the purchase of Common Stock at $1.00 per share which expire on December 14, 2004 to the officer, stockholder, related party, and their designees.

Liquidity and Capital Resources

   The Company has funded its operations principally from bank and Small Business Administration ("SBA") debt and the proceeds from equity financing. As of September 30, 2000, the Company had approximately $1,936,000 in principal amount of indebtedness (excluding $36,209 borrowed under capital lease obligations), consisting of: (i) approximately $918,000 aggregate principal balances under line of credit agreements with a bank, which bear interest at the prime rate plus 2%; (ii) approximately $345,000 outstanding principal amount under the term loan with a bank, which bears interest at the prime rate plus 2.25% and is payable in monthly installments of $8,750 plus interest through October 1, 2001 and a final installment of $218,750 on November 1, 2001; (iii) approximately $198,000 outstanding principal amount under the term loans with the SBA ("SBA Loans"), which bear interest at 5.244% and 6.999% and are payable in monthly installments of $5,300 including interest; and (iv) approximately $475,000 outstanding principal amount under notes payable to an officer, directors, shareholders and an investor, which bear interest at 10% and are due in the amount of $150,000 on February 1, 2001, $200,000 on August 31, 2001 and $125,000 on July 31, 2002, plus accrued interest. The Company's indebtedness is secured by liens on its assets and the indebtedness has been used to finance its equipment and working capital requirements. The agreements related to such indebtedness contain the customary covenants and default provisions.

   The Company's capital lease payments were approximately $16,000 for Fiscal 1999 and are estimated to be approximately $15,000 and $8,000 for the fiscal years ending December 31, 2000 and 2001, respectively, under current commitments. The company has no other material commitments for capital expenditures.

   Net cash used in operating activities for the nine months ended September 30, 2000 was $827,107. Of this amount cash was used for the net change of $798,036 in the Company's operating assets and liabilities, consisting primarily of an increase in inventories of $1,489,889, which was partially offset by a decrease in accounts receivable of $202,847 and an increase in accounts payable of $564,191. Cash was also used for the losses from operations of $203,572 reduced by the non-cash charges for depreciation of $166,100 and amortization of $8,401.

   Net cash used in investing activities for the nine months ended September 30, 2000 was $194,970 for the acquisition of property and equipment of $215,982 reduced by the proceeds from the disposition of the discontinued subsidiary of $21,012. Net cash provided by financing activities for the nine month period was $959,405. Of this amount $620,812 was borrowed under the lines of credit, $275,000 was borrowed from shareholders and $112,500 was received from the sale of Common Stock upon the exercise of warrants. This cash provided was offset by $48,907 in payments of debt and capital lease obligations.

   Net cash used in operating activities for Fiscal 1999 was $384,549. Of this amount cash was used for the net change of $435,947 in the Company's operating assets and liabilities, consisting primarily of increases in accounts receivable of $122,002 and inventories of $288,505, and a decrease in accrued expenses of $127,032, which was partially offset by an increase in accounts payable of $108,480. Cash was provided by net income for the year of $51,398, net of non-cash charges for depreciation, amortization, Common Stock issued for services rendered to the Company, and the extraordinary item.

   Net cash used in investing activities for Fiscal 1999 was $483,149 for the acquisition of property and equipment. Net cash provided by financing activities for the year was $872,593. Of this amount, $878,150 was received from the cash sales of Preferred Stock and $385,151 was received from the issuance of notes payable. This cash provided was offset by $375,949 in payments and cancellation of debt, and $14,759 in payment on capital lease obligations.

Item 3. Description of Property.

   The Company leases a 28,000 square foot production, warehouse and office facility in Fairport Harbor, Ohio from a related entity, Senk Properties. Senk Properties is a general partnership comprised of Dr. Steven Tsengas, Konstantine S. Tsengas, Nicholas S. Tsengas and Evangelia S. Tsengas. The current monthly rental is $11,247 plus real estate taxes with annual increases of approximately 3%. The initial lease term was five years ending on May 31, 1998, and has been extended for an additional five year term, with the possibility of four additional term extensions of five years each. The Company believes that this facility will provide adequate warehouse and office space to meet the needs of the Company for the immediate future. Any longer-range future growth can be accommodated by expanding that facility or leasing nearby space.

   In the opinion of the Company's management, all of the properties described here are adequately covered by insurance and such coverage is in accordance with the requirements contained in the Company's various debt agreements.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

   The following table sets forth, as of December 15, 2000, certain information as to the stock ownership and voting power of all persons (or group of persons) known by the Company to be the beneficial owner of more than five percent (5%) of the Common Stock, each director of the Company, each of the executive officers and all directors and executive officers as a group.

                          Number of
                            Shares    Percentage
   Name of Beneficial    Beneficially of Voting
        Owner(1)           Owned(2)    Power(3)
   ------------------    ------------ ----------
Joseph T. Aveni(4)......    441,668       3.7
Greg W. Johnson(5)......    117,000       1.0
Dr. James W.
 McCourt(6).............  1,276,745      10.8
Dr. Steven Tsengas(7)...  3,553,261      29.4
Glenn R. Godley(8)......        --        *
John G. Murchie(9)......        --        *
Konstantine S.
 Tsengas(10)............  1,049,403       9.0
All directors and
 officers as a Group (7
 persons)(11)...........  6,438,077      51.4
Evangelia S.                887,292       7.5
 Tsengas(12)............
 7768 Litchfield Drive
 Mentor, OH 44060
Nicholas S.               1,049,403       9.0
 Tsengas(13)............
 7007 Southmeadow Drive
 Concord Twp, OH 44077

--------
  * Less than one percent
 (1) Unless otherwise indicated and subject to applicable community property laws, each stockholder has sole voting and investment power with respect to all shares of Common Stock beneficially owned by such stockholder. Unless otherwise indicated, the address of each stockholder is c/o OurPet's Company, 1300 East Street, Fairport Harbor, OH 44077.
 (2) The number of shares beneficially owned by each person named in the table includes shares held by each individual of (i) the Company's Common Stock;
     (ii) the Company's Preferred Stock, as if converted into Common Stock; and
     (iii) Common Stock subject to warrants that are presently exercisable or exercisable within 60 days of December 15, 2000. No shares that are subject to the 1999 Stock Option Plan are included since none are exercisable or exercisable within 60 days of December 15, 2000.
 (3) Applicable percentage of voting power is based on the 11,644,687 shares of Common Stock outstanding as of December 15, 2000. That number is comprised of 10,644,687 outstanding shares of Common Stock and 1,000,000 shares of Common Stock issuable upon conversion of 100,000 outstanding shares of Preferred Stock. Shares of Common Stock subject to warrants and options that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such warrants and options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.
 (4) Includes 233,334 shares of Common Stock held and currently exercisable warrants to purchase 208,334 shares of Common Stock.
 (5) Includes 7,000 shares of Common Stock held, 70,000 shares of Common Stock issuable upon conversion of 7,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 40,000 shares of Common Stock.
 (6) Includes securities issued to Dr. McCourt, and to Beachcraft Limited Partnership, in which Dr. McCourt serves as Trustee for its general partner, and to DKKS, LP in which Dr. McCourt is the general partner. Securities issued directly to Dr. McCourt include 448,180 shares of Common Stock; Beachcraft Limited Partnership holds 152,303 shares of Common Stock, 180,000 shares of Common Stock issuable upon conversion of 18,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 38,106 shares of Common Stock; and DKKS, LP holds 139,078 shares of Common Stock, 200,000 shares of Common Stock issuable upon conversion of 20,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 119,078 shares of Common Stock.
 (7) Includes 3,129,721 shares of Common Stock held and currently exercisable warrants to purchase 319,540 shares of Common Stock issued to Dr. Tsengas and also currently exercisable warrants to purchase 104,000 shares of Common Stock issued to Senk Properties in which Dr. Tsengas is a partner. The number of warrants to Senk Properties attributed to Dr. Tsengas is based upon his ownership percentage of 52%. Excludes option to purchase 200,000 shares of Common Stock which is not exercisable within 60 days.
 (8) Excludes option to purchase 100,000 shares of Common Stock, which is not exercisable within 60 days.
 (9) Excludes option to purchase 50,000 shares of Common Stock, which is not exercisable within 60 days.
(10) Includes 1,008,403 shares of Common Stock held and currently exercisable warrants to purchase 5,000 shares of Common Stock issued to Mr. Tsengas and also currently exercisable warrants to purchase 36,000 shares of Common Stock issued to Senk Properties in which Mr. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mr.
     Tsengas is based upon his ownership percentage of 18%. Excludes option to purchase 150,000 shares of Common Stock, which is not exercisable within 60 days. Mr. Tsengas is the son of Dr. Tsengas.
(11) Includes 5,118,019 shares of Common Stock held, 450,000 shares of Common Stock issuable upon conversion of 45,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 870,058 shares of Common Stock. Excludes options to purchase 500,000 shares of Common
     Stock, which are not exercisable within 60 days.
(12) Includes 728,292 shares of Common Stock held and currently exercisable warrants to purchase 135,000 shares of Common Stock issued to Mrs.
     Tsengas and also currently exercisable warrants to purchase 24,000 shares of Common stock issued to Senk Properties in which Mrs. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mrs. Tsengas is based upon her ownership percentage of 12%. Mrs. Tsengas is the wife of Dr. Tsengas.
(13) Includes 1,008,403 shares of Common Stock held and currently exercisable warrants to purchase 5,000 shares of Common Stock issued to Mr. Tsengas and also currently exercisable warrants to purchase 36,000 shares of Common Stock issued to Senk Properties in which Mr. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mr.
     Tsengas is based upon his ownership percentage of 18%. Mr. Tsengas in the son of Dr. Tsengas.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

   The members of the Board of Directors of the Company are Joseph T. Aveni, Greg W. Johnson, Dr. James W. McCourt, and Dr. Steven Tsengas.

   The Executive Officers of the Company are:

Dr. Steven Tsengas............. Chairman, President and Chief Executive Officer
Konstantine S. Tsengas......... Vice President of Operations and Secretary
Glenn R. Godley................ Executive Vice President of Marketing/Sales
John G. Murchie................ Treasurer and Controller

   The name, business address, present principal occupation or employment and five (5) year employment history of each of the directors and executive officers of the Company are set forth below. All such individuals are citizens of the United States unless otherwise indicated.

                                                Position(s) with the Company;
                                             Principal occupation or Employment;
 Name, Age and Business Address                Five(5) Year Employment History
 ------------------------------    -------------------------------------------------------
Joseph T. Aveni(66)..............  Mr. Aveni was elected to the Company's Board of
 6000 Rockside Woods Blvd.         Directors in November 1998. Mr. Aveni is currently the
 Suite 220                         Chief Executive Officer of Realty One and serves on the
 Cleveland, OH 44131-2350          Board of Directors of the Cleaveland Ballet and the
                                   Greater Cleveland Growth Association.

Greg W. Johnson(48)..............  Mr. Johnson was elected to the Company's Board of
 1427 Highway 395 N                Directors in December 1999. Mr. Johnson is the founder
 Suite C                           and currently the Chief Technology Officer of
 Gardnerville, NV 89410            Homeseekers.com. Mr. Johnson previously served as
                                   Chairman of the Board from 1996 through 1999 and as
                                   President and Chief Executive Officer from 1988 to 1996
                                   of Homeseekers.com.

Dr. James W. McCourt(60).........  Dr. McCourt was elected to the Company's Board of
 PO Box 280                        Directors in December 1999. Dr. McCourt recently
 Cookville, TX 75558               retired from his dentistry practice in Harlingen,
                                   Texas.

Dr. Steven Tsengas(63)...........  Dr. Tsengas has served on the Company's Board of
 1300 East Street                  Directors since the merger in 1998 and also was a
 Fairport Harbor, OH 44077         director of the predecessor company since it was
                                   incorporated in 1985. Dr. Tsengas has also been
                                   Chairman, President and Chief Executive Officer of the
                                   Company for the same period of time. Dr. Tsengas
                                   received his BS in Industrial Engineering from the
                                   State of New York University at Buffalo, his MS in
                                   Business from the University of Rochester, W. Simon
                                   Graduate School of Management, and his Ph.D. degree in
                                   Natural Health from Clayton College of Natural Health.

Konstantine S. Tsengas(36).......  Mr. Tsengas has been Vice President of Operations and
 1300 East Street                  Secretary of the Company since the merger in 1998 and
 Fairport Harbor, OH 44077         served in the same capacities with the predecessor
                                   company since 1995. Mr. Tsengas received his BS
                                   inIndustrial Engineering from the University of Toledo
                                   and has completed graduate level courses in marketing
                                   and organizational behavior at Cleveland State
                                   University.

Glenn R. Godley(37)..............  Mr. Godley has been Executive Vice President of
 1300 East Street                  Marketing/Sales of the Company since May of 1999. From
 Fairport Harbor, OH 44077         1991 to 1999 Mr. Godley was Regional Manager of Sales
                                   and Marketing for Catalina Industries. Mr. Godley
                                   received his BS in Business Administration and
                                   Marketing from Cleveland State University.

John G. Murchie(63)..............  Mr. Murchie has been Treasurer and Controller of the
 1300 East Street                  Company since January of 2000. From 1995 through 1999,
 Fairport Harbor, OH 44077         Mr. Murchie served as Acting Chief Financial Officer,
                                   Controller and Chief Administrative Officer of
                                   Conversion Technologies International, Inc. and one of
                                   its subsidiaries. Mr. Murchie received his BS in
                                   Business Administration from Miami University of Ohio.

   All directors of the Company are elected by the stockholders, or in the case of a vacancy, by the directors then in office, to hold office until the next annual meeting of stockholders of the Company and until their successors are elected and qualified or until their earlier resignation or removal.

 Board Committee

   The Board of Directors has established a Compensation Committee, which makes recommendations to the Board with respect to general compensation and benefit levels for employees, determines the compensation and benefits for the Company's executive officers and administers the Company's stock option plan. The current members of this Committee are Joseph T. Aveni, Dr. James W. McCourt and Dr. Steven Tsengas.

 Limitation of Liability and Indemnification Matters

   The Company's Certificate of Incorporation contains provisions to indemnify its directors, officers, employees and agents of the Company to the fullest extent permitted by Colorado law, and also includes provisions to eliminate the personal liability of the directors, officers, employees and agents of the Company to the fullest extent permitted by Colorado law. Under current law, such exculpation would extend to an officer's or director's breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) those instances where such person is found not to have acted in good faith and
(iii) those instances where such person received an improper personal benefit as a result of such breach.

Item 6. Executive Compensation.

                           Summary Compensation Table

   The following summary compensation table sets forth the aggregate compensation paid or accrued by the Company for the nine months ended September 30, 2000 and the years ended December 31, 1999, 1998 and 1997 to its Executive Officers.

                                                             Long Term Compensation
                                                         ---------------------------------
                                  Annual Compensation      Awards           Payouts
                               ------------------------- ----------   --------------------
                                               Other     Securities
                                               Annual    Underlying    LTIP    All Other
Name and Principal             Salary Bonus Compensation  Options/    Payouts Compensation
Position                  Year  ($)    ($)      ($)       SARS(#)       ($)       ($)
------------------        ---- ------ ----- ------------ ----------   ------- ------------
Dr. Steven Tsengas......  2000 60,000  --       --            --        --        --
 Chairman, President &    1999 74,375  --       --        200,000(3)    --        --
 Chief Executive Officer  1998 75,000  --       --            --        --        --
                          1997 75,000  --       --            --        --        --

Konstantine S. Tsengas    2000 46,500  --       --            --        --        --
 Vice President of        1999 59,500  --       --        150,000(3)    --        --
 Operations & Secretary   1998 60,000  --       --            --        --        --
                          1997 50,000  --       --            --        --        --

Glenn R. Godley(1)......  2000 46,500  --       --            --        --        --
 Exec. Vice President of  1999 32,506  --       --        100,000(3)    --        --
 Marketing/Sales          1998         --       --            --        --        --
                          1997         --       --            --        --        --

John G. Murchie(2)......  2000 39,559  --       --         50,000(3)    --        --
 Treasurer and            1999    --   --       --            --        --        --
 Controller               1998    --   --       --            --        --        --
                          1997    --   --       --            --        --        --

--------
(1) Mr. Godley became an executive officer of the Company in May of 1999.
(2) Mr. Murchie became an executive officer of the Company in January of 2000.
(3) Represents options granted in December 1999 and January 2000 pursuant to the Company's 1999 Stock Option Plan which vest one-third on each of the second, third and fourth anniversaries of the date of grant, expire on the fifth anniversary of the date of grant and have an exercise price of $0.825 per share for Dr. Tsengas, $0.75 per share for Mr. Tsengas and Mr. Godley and $1.00 per share for Mr. Murchie.

 Option Plan

   The Company maintains the 1999 Stock Option Plan (the "Plan") for its officers and key employees under which options may be granted at the discretion of the Board of Directors. The Company has reserved 850,000 shares of its Common Stock for issuance upon the exercise of options granted under the Plan.

   Under the Plan, options to purchase an aggregate of 518,000 shares are outstanding as of December 15, 2000. These options vest one-third on each of the second, third and fourth anniversaries of the date of grant and expire on the fifth anniversary of the date of grant. The Company grants options for the Plan at exercise prices equal to or greater than the fair market value of the Common Stock on the date of grant.

   The following table sets forth the number of individual stock option grants made to each Executive Officer during 1999 and 2000.

                                                Percent of
                                                  Total
                                   Number of   Options/SARs
                                   Securities   Granted to  Exercise
                                   Underlying  Employees in or Base
                                  Options/SARs   1999 and    Price   Expiration
       Name                        Granted(#)    2000(1)     ($/sh)     Date
       ----                       ------------ ------------ -------- ----------
Dr. Steven Tsengas...............   200,000        33.3%     $0.825   12/04/04
Konstantine S. Tsengas...........   150,000        25.0%     $ 0.75   12/04/04
Glenn R. Godley..................   100,000        16.7%     $ 0.75   12/04/04
John G. Murchie..................    50,000        74.6%     $ 1.00   01/26/05

--------
(1) The Company granted options to purchase an aggregate of 600,000 shares of Common Stock during 1999, all of which were granted on December 4, 1999 and an aggregate of 67,000 shares of Common Stock during 2000.

   The following table sets forth information (on an aggregate basis) concerning exercises of stock options during 1999 and 2000 by each of the Executive Officers and the final December 15,2000 value of unexercised options.

                                                      Number of Securities        Value of Unexercised
                                                     Underlying unexercised          "In-the-Money"
                                                          Options/SARs           Options/SARs at Year-
                            Shares                       at Year-End(#)                End($)(1)
                          Acquired or    Value     --------------------------- --------------------------
       Name               Exercise(#) Realized ($) Exerciseable Unexerciseable Exercisable Unexerciseable
       ----               ----------- ------------ ------------ -------------- ----------- --------------
Dr. Steven Tsengas......      --          --           --          200,000         --         $85,000
Konstantine S. Tsengas..      --          --           --          150,000         --         $75,000
Glenn R. Godley.........      --          --           --          100,000         --         $50,000
John G. Murchie.........      --          --           --           50,000         --         $12,500

--------
(1) Calculated based upon the difference between the exercise price and the estimated fair market value of $1.25 a share on December 15, 2000.

 Compensation of Directors

   In 1999 and 2000, directors who were full-time employees of the Company received no cash compensation for services rendered as members of the Board of Directors or a committee thereof. Directors who were not full-time employees of the Company received reimbursement for out-of-pocket expenses for attendance at Board of Director meetings. Non-Employee directors received no other compensation for their services as directors.

 Employment Contracts and Termination of Employment and Change-in-Control Arrangements

   Other than the Company's standard form of non-competition and confidentiality agreement, the Company does not presently have any employment contracts in effect with the Executive Officers of the Company, including any compensatory plans or arrangements resulting from the resignation, retirement or other terminations of the Executive Officers.

Item 7. Certain Relationships and Related Transactions.

   In September 1996, Napro entered into a sales commission agreement with Anthony O'Rourke, owner of Macke International Trade, Inc., and a former member of the Board of Directors. The agreement provides for the payment of a 4% commission on net sales to a certain customer for which commission of $34,244 and $29,200 were earned in 1998 and 1999 and $53,633 was earned in the first eleven months of 2000. O'Rourke, through Macke International Trade, Inc., also provided sales consulting services for which $7,900 and $1,000 was expensed in 1998 and 1999, respectively. The Company issued 67,224 shares of Common Stock to Mr. O'Rourke in 1999 as payment for sales consulting services. Such shares were valued at $50,418.

   The Company leases production, warehouse and office facilities from a related entity, Senk Properties, a general partnership comprised of Dr. Steven Tsengas, Konstantine S. Tsengas, Evangelia S. Tsengas and Nicholas S. Tsengas. At September 30, 2000, the current monthly rental was $11,247 plus real estate taxes with annual increases each May in the base rental of approximately 3%. The initial lease term was for five years ending on May 31, 1998. It has been extended for an additional five year term, with the possibility of four additional extensions of five years each. Lease expense before the cancellation of accrued rent described in the Extraordinary Item Note to Consolidated Financial Statements was $138,795 and $134,464 for Fiscal 1999 and 1998 and $47,512 for the nine months ended September 30, 2000, net of amounts received from a sublease for six months.

   In February 1998, Dr. Steven Tsengas converted $50,000 in debt and $2,800 in accrued interest into 123,249 shares of Common Stock.

   In March 1998, the Company borrowed $100,000 from DKKS, LP, a firm for which Dr. James W. McCourt (who became a member of the Board of Directors in December
1999) is the general partner and $50,000 from Dr. Steven Tsengas. Both loans were for equipment purchases. In connection with these loans, the Company issued 100,000 warrants for the purchase of Common Stock at $0.75 a share to DKKS, LP and warrants to purchase 50,000 shares at the same price to Dr. Tsengas. These warrants expire on April 30, 2002. In March 2000, DKKS, LP exercised their 100,000 warrants for the cash purchase of Common Stock.

   In connection with the 1998 Private Placement of Common Stock and warrants for the purchase of Common Stock which expire on April 30, 2002 (i) DKKS, LP converted $87,500 in debt and $1,809 in accrued interest into 119,078 shares of Common Stock, 119,078 warrants exercisable at $1.50 a share, and 50,000 warrants exercisable at $0.75 a share, which were exercised in March 2000 for the cash purchase of 50,000 shares of Common Stock; (ii) Dr. Tsengas converted $43,750 in debt and $905 in accrued interest into 59,540 shares of Common Stock, 59,540 warrants exercisable at $1.50 a share and 25,000 warrants exercisable at $0.75 a share; and (iii) Joseph T. Aveni, a director, purchased for $100,000 in cash 133,334 shares of Common Stock and 133,334 warrants exercisable at $1.50 a share.

   On February 1, 1999 and September 1, 1999, the Company borrowed $100,000 and $200,000 for working capital purposes from Mr. Aveni. The initial Note for $100,000 was converted into 100,000 shares of Common Stock in March, 2000. The second note is due on August 31, 2001 and has an annual interest rate of 10%. In addition, Mr. Aveni received 50,000 warrants for the purchase of Common Stock at $0.75 per share which expire on July 31, 2001 and 100,000 warrants for the purchase of Common Stock at $1.00 per share which expire on August 31, 2001. The 100,000 warrants were exercised in March 2000 upon the conversion of the initial Note described above.

   In connection with the 1999 Private Placement of Preferred Stock, DKKS, LP purchased 20,000 shares for $200,000 in cash and Greg W. Johnson purchased 7,000 shares for $70,000 in cash.

   In December 1999, the Company issued an aggregate total of 500,000 warrants for the purchase of Common Stock at $1.00 per share which expire on December 14, 2004 to Dr. Steven Tsengas, Konstantine S. Tsengas, Evangelia S. Tsengas, Nicholas S. Tsengas and the grandchildren of Dr. Tsengas.

   On December 4, 1999, the Board of Directors approved the 1999 Stock Option Plan (the "Plan") subject to shareholder approval, which approval was obtained on August 5, 2000. This Plan replaced the prior plan and provided that the options previously granted to officers and key employees would be exchanged for options under the Plan in an equal amount and identical exercise price. Dr. Tsengas, Mr. Tsengas and Mr. Godley were granted options to purchase 200,000, 150,000 and 100,000 shares, respectively, of Common Stock at an exercise price of $0.825 for Dr. Tsengas and $0.75 for Messrs. Tsengas and Godley. On January 26, 2000, Mr. Murchie was granted an option to purchase 50,000 shares of Common Stock at an exercise price of $1.00. One-third of such options vest on each of the second, third and fourth anniversaries of the date of grant and expire on the fifth anniversary of the date of grant.

   In January 2000, the Company issued 40,000 warrants for the purchase of Common Stock at $1.00 per share, which expire on December 31, 2001, to Greg W. Johnson, a director of the Company, for consulting services to be provided by Johnson to the Company.

   On July 21, 2000, the Company borrowed $50,000 from Dr. Steven Tsengas, on August 1, 2000, it borrowed $25,000 from Joseph T. Aveni, and on August 2, 2000, it borrowed $150,000 from Beachcraft Limited Partnership, a firm for which Dr. James W. McCourt serves as Trustee for its general partner for working capital purposes. The notes have an annual interest rate of 10% and are due on July 31, 2002 for Dr. Tsengas and Mr. Aveni and on February 1, 2001 for Beachcraft Limited Partnership. In connection with these loans, the Company issued 50,000 warrants for the purchase of Common Stock at $1.25 a share to Dr. Tsengas, warrants to purchase 25,000 shares at the same price to Mr. Aveni and warrants to purchase 37,500 shares at the same price to Beachcraft Limited Partnership. These warrants all expire on July 31, 2003.

   On October 20, 2000, the Company borrowed an additional $40,000 from Dr. Tsengas for working capital purposes. This note is due on demand and has an annual interest rate of 10%. The Company repaid Dr. Tsengas $5,000 on this note on October 25, 2000, $5,000 on November 17, 2000, $10,000 on December 21, 2000
and $10,000 on December 29, 2000.

Item 8. Description of Securities.

   The following statements constitute a brief summary of the Company's Certificate of Incorporation, as amended. Such summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Incorporation.

   The Company is authorized to issue 50,000,000 shares of Common Stock, with no par value. As of the date hereof, there are 10,644,687 shares of Common Stock outstanding, excluding shares reserved for issuance upon the conversion of 100,000 shares of Preferred Stock into 1,000,000 shares of Common Stock and the exercise of 2,331,706 warrants and 518,000 issued and outstanding Common Stock options.

   The holders of Common Stock are entitled to one vote per share with respect to all matters on which holders of the Company's Common Stock are entitled to vote, including the election of directors. The Common Stock does not have cumulative voting rights and, therefore, holders of shares entitled to exercise more than 50% of the voting power are able to elect 100% of the directors of the Company. In the event of dissolution or liquidation or winding up the Company's business, whether voluntary or involuntary, the holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and payment to the holders of the Company's Preferred Stock.

   The Company is also authorized to issue 5,000,000 shares of non-voting Convertible Preferred Stock, with no par value. As of the date hereof, there are 100,000 shares of such Preferred Stock outstanding and each share is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company may redeem the preferred shares at $10.00 per share or convert each preferred share into ten common shares, at the option of the shareholder, at such time as the common shares are trading on a public exchange at a closing price of $4.00 or above for a period of ten consecutive business days. The holders of the Preferred Stock are entitled to a 10% stock dividend paid annually in common shares beginning in November 2000. Under certain conditions in the agreement with the Company's bank lender described in the next paragraph, each preferred shareholder may elect to receive a cash dividend in lieu of the Common Stock dividend.

   Each share of Common Stock has an equal right to receive dividends when and if the Board of Directors decides to declare a dividend after the payment of any accrued dividends on Preferred Stock. Under its agreement with its bank lender, if the Company generates adequate "cash flow" (net income plus depreciation and amortization minus principal payments on non-lender indebtedness as determined in accordance with Generally Accepted Accounting Principles), it may pay up to 100% of its cash flow in cash dividends on its capital stock. The Company has never paid cash dividends and does not anticipate paying cash dividends in the foreseeable future on its Common Stock. The holders of the Common Stock are not entitled to preemptive rights.

   There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

   The Company intends to apply for trading in the over-the-counter market and for listing on the Over-The-Counter Pink Sheets.

   From April through October of 1998, the Company sold through a Private Placement 1,226,298 shares of no par value Common Stock and issued warrants, which expire on April 30, 2002, to purchase 1,226,298 shares of Common Stock at an exercise price of $1.50 per share. The Company accepted $754,502 in cash and cancellation of debt and accrued interest in the amount of $165,221 as consideration for the sale of the Common Stock and warrants.

   From July through November of 1999, the Company sold through a Private Placement 100,000 shares no par value non-voting Preferred Stock. Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. Each share of Preferred Stock is entitled to a 10% stock dividend paid annually in common shares (one share of Common Stock for each share of Preferred Stock) beginning in November 2000. Under its agreement with the bank lender, if the Company generates adequate "cash flow," it may pay up to 100% of its cash flow in cash dividends if a Preferred Stock shareholder elects to receive cash rather than Common Stock. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the sale of the Preferred Stock.

   As of December 15, 2000, the Company had outstanding: (i) 100,000 shares of Preferred Stock convertible into 1,000,000 shares of Common Stock at a conversion price of $1.00 per share; (ii) 2,331,706 warrants to purchase an aggregate of 2,331,706 shares of Common Stock at exercise prices ranging from $0.50 to $1.50 per share; and (iii) options to purchase an aggregate of 518,000 shares of Common Stock at exercise prices ranging from $0.75 to $1.00 per share.

   As of December 15, 2000, the number of holders of the Company's Common Stock is 199.

   The Company has never paid any cash dividends nor does it intend, in the foreseeable future, to make any cash distributions to its Common Stockholders as dividends.

Item 2. Legal Proceedings.

   On May 17, 2000, litigation was commenced against the Company in the Court of Common Pleas, Summit County, Ohio by a supplier, Southern Polymer, Inc. Numerous co-defendants exist as well, including Akon Plastics Enterprises, Inc. ("Akon"), the purchaser of the assets of a discontinued Company subsidiary, Sanar. (See Item 1 of Part I.) The supplier sought payment of unpaid invoices in the amount of $79,339.60 plus interest. A judgment was entered against Sanar upon Southern Polymer's motion for summary judgment. Southern Polymer is currently pursuing this matter against the Company as well in an attempt to pierce the corporate veil by claiming shareholder liability. The action is currently in the discovery stage.

   On June 20, 2000 litigation was commenced against the Company in the Court of Common Pleas, Summit County, Ohio by a supplier, Goldmark Plastics, Intl. Numerous co-defendants exist as well, including Akon, as the purchaser of Sanar's assets. The supplier sought payment of unpaid invoices in the amount of $117,189.41 plus interest and costs. Judgment was rendered against Sanar. The Company and Sanar filed a Leave to File an Answer and a Crossclaim against Akon. Settlement discussions are currently underway and a settlement for a minimal amount is likely in the near future.

   On or about May 30, 2000, the Company commenced litigation in the Court of Common Pleas, Cuyahoga County, Ohio, against Sinitron Corporation (a supplier of certain Company mold designs), Jack Lemkin, owner and operator of Sinitron Corporation, and a manufacturer, Bennett Plastics, Inc. An amended complaint was filed on July 9, 2000. The Company has alleged against the Defendants breach of contract, negligence, unjust enrichment and breach of warranty of fitness for a particular purpose. The Company claims that Defendants' failed to satisfy their obligations under the agreement and committed numerous unlawful acts which caused the Company damages in excess of $125,000.00. Defendant, Bennett Plastics, Inc., filed a counterclaim against the Company and its subsidiary, Virtu, claiming breach of contract and requesting $38,600.00 in damages. The case is currently in the discovery stage with a trial date possible in the spring of this year.

   On November 13, 2000 litigation was commenced against Sanar in the Painesville Municipal Court by Victory Packaging. A longtime supplier of the Company and its subsidiary, Sanar, Victory brought the suit under an obsolete business name, "Napro, Inc. dba Sanar Manufacturing." Victory alleges that it sold $4,724.13 in product to Sanar in September 2000. Sanar filed an answer to the complaint and also filed a third party complaint against Akon, alleging that the product was purchased by Akon under the auspices of Sanar, after Akon entered into a purchase agreement for Sanar's assets. That purchase agreement was subsequently breached by Akon at the end of September 2000. Sanar has alleged claims against Akon for quantum meruit, fraud and violation of Ohio's Deceptive Trade Practices Act for its purchase and use of Victory Packaging's product under Sanar's name.

   In addition to the above matters and in the normal course of conducting its business, the Company may become involved in various other litigation. The Company is not a party to any litigation or governmental proceeding which its management or legal representatives believe could result in any judgments or fines against it that would have a material adverse effect or impact in the Company's financial position, liquidity or results of operation.

Item 3. Changes in and Disagreements with Accountants.

   During the company's two most recent calendar years or any later interim period, there have been no changes in, or disagreements with, the Company's principal independent accountant or a significant subsidiary's independent accountant.

Item 4. Recent Sales of Unregistered Securities.

   During the last three years, the Company has sold the following securities without registering them under the Securities Act of 1933, as amended (the "Securities Act").

   From March 1997 through February 1998, Napro privately placed 1,529,577 shares of no par value common stock for which it accepted as consideration for the sales $498,619 in cash and cancellation of debt and accrued expenses in the amount of $156,581. Of the debt and accrued expenses converted, $120,000 was from Dr. Steven Tsengas for debt and accrued interest owed to him. The common stock was sold in reliance upon exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act. In connection with the sales: Napro did not conduct any general advertisement or solicitation; each purchaser was provided with a Confidential Memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an "accredited investor," as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution.

   In 1998, the Company sold through a Private Placement 1,226,298 shares of no par value Common Stock, at an offering price of $.75 per share, and issued warrants, which expire on April 30, 2002, to purchase 1,226,298 shares of Common Stock. The exercise price of the warrants is $1.50 per share. The Company accepted $754,502 in cash, and cancellation of debt and accrued interest in the amount of $165,221, as consideration for the sale of the Common Stock and warrants. Travis Morgan Securities, Inc. ("Travis Morgan"), a registered NASD broker dealer based in California, served as the Company's Agent for the Common Stock distribution for sale by various brokers and/or dealers. The Company paid brokers or dealers a cash sales commission of 10%, a fee for unaccountable expenses of 3% and issued them warrants, which expire on April 30, 2002, to purchase 113,208 shares of Common Stock at an exercise price of $0.825 per share. The Common Stock and warrants were sold in reliance on exemptions from registration provided by Rule 504 of Regulation D and
Section 4(2) of the Securities Act. In connection with the sales: the Company did not conduct any general advertisement or solicitation; each purchaser was provided with a copy of the private placement memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an "accredited investor," as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the shares.

   In 1999, the Company sold through a Private Placement 100,000 shares of no par value non-voting Convertible Preferred Stock, at an offering price of $10.00 per share. Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the sale of the Preferred Stock. Travis Morgan again served as the Company's Agent for the Preferred Stock distribution for sale by various brokers and/or dealers. The Company paid brokers or dealers a cash sales commission of 8% and issued them warrants, which expire on October 31, 2004, to purchase 77,200 shares of Common Stock at an exercise price of $1.10 per share. The Preferred Stock was sold in reliance upon exemptions from registration provided by Rule 504 of Regulations D and Section 4.2 of the Securities Act. In connection with the sales: the Company did not conduct any general advertisement or solicitation; each purchaser was provided with a copy of the private placement memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an "accredited investor," as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the shares.

   To assist the Company in strategic business and marketing planning during 1999, the Company entered into consulting services agreements under which the consultants received in June 1999, 68,224 shares of Common Stock valued at $51,169. Included in the shares issued were 67,224 to Anthony O'Rourke, a former director.

Item 5. Indemnification of Directors, Officers, and Others.

   The Company's Certificate of Incorporation provides that the Board of Directors shall have the power to:

     A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of the Company, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person if fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     C. Indemnify a director, officer, employee or agent of the Company to the extent that such person has been successful on the merits in defense of any action, suit or proceeding referred to in Subparagraph A or B above or in defense of any claim, issue, or matter therein, against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     D. Authorize indemnification under Subparagraph A or B above (unless ordered by a court) in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

     E. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph D above upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Company as authorized above.

   The Company's Bylaws contains the following Indemnification provision:

                                  Article VII.

                                Indemnification

   No Officer or Directors shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any item hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.

   As of December 15, 2000 the Company does not have, but reserves the right to purchase and maintain, directors and officers insurance insuring its directors and officers against any liability arising out of their status as such, regardless of whether the Company has the power to indemnify such persons against such liability under applicable law.

   Insofar as indemnification for liabilities arising under the Securities Exchange Act of 1934 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

   The following financial statements are provided below:

  . Audited consolidated financial statements for the nine months ended September 30, 2000 and the year ended December 31, 1999.

                       OURPET'S COMPANY AND SUBSIDIARIES

                             FAIRPORT HARBOR, OHIO


                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000
                                      and
                               DECEMBER 31, 1999

                       OURPET'S COMPANY AND SUBSIDIARIES

                              FINANCIAL STATEMENTS

                                                                          Page
                                                                         Number
                                                                         ------
Report of Independent Auditors.........................................     25
Consolidated Balance Sheets as of September 30, 2000, December 31, 1999
 and December 31, 1998.................................................     26
Consolidated Statements of Operations for the nine months ended
 September 30, 2000 and September 30, 1999 and the years ended December
 31, 1999 and December 31, 1998........................................     27
Consolidated Statements of Stockholders' Equity for the nine months ended September 30, 2000 and the years ended December 31, 1999 and
 December 31, 1998.....................................................     28
Consolidated Statements of Cash Flows for the nine months ended
 September 30, 2000 and September 30, 1999 and the years ended December
 31, 1999 and December 31, 1998........................................     29
Notes to Consolidated Financial Statements.............................  30-40

To the Stockholders and Board of Directors
OurPet's Company and Subsidiaries

   We have audited the accompanying consolidated balance sheets of OurPet's Company and Subsidiaries, a Colorado corporation, as of September 30, 2000 and December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the nine months and years then ended, respectively. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   We did not observe the physical inventory taken as of December 31, 1997, since that date was prior to our initial engagement as auditors for the Company, and the Company's records do not permit adequate retroactive tests of these inventory quantities. Accordingly, the scope of our work was not sufficient to enable us to express, and we do not express an opinion on the statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998.

   In our opinion, the accompanying balance sheets presents fairly, in all material respects, the consolidated financial position of OurPet's Company and Subsidiaries as of September 30, 2000 and December 31, 1999 and 1998, and the consolidated results of their operations and cash flows for the nine months ended September 30, 2000 and the year ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          S. R. Snodgrass, A. C.
                                          Certified Public Accountants

Mentor, Ohio
December 1, 2000

                       OURPET'S COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                           December 31,
                                        September 30, ------------------------
                                            2000         1999         1998
                                        ------------- -----------  -----------
                ASSETS
CURRENT ASSETS
  Cash and cash equivalents............  $    45,652  $   108,324  $   103,429
  Accounts receivable--trade, less
   allowance for doubtful accounts of
   $17,063, $30,768 and $45,394........      307,976      771,885      649,883
  Inventories..........................    2,263,425    1,019,616      731,111
  Prepaid expenses.....................       65,671       34,848       65,191
                                         -----------  -----------  -----------
    Total current assets...............    2,682,724    1,934,673    1,549,614
                                         -----------  -----------  -----------
PROPERTY AND EQUIPMENT
  Machinery and equipment..............          --     1,729,031    1,728,109
  Furniture and fixtures...............       88,161       79,358       62,509
  Vehicles.............................        5,649        5,649        5,649
  Leasehold improvements...............       22,443       48,843       47,693
  Tooling..............................    1,134,772      727,977      491,884
  Property held under capital leases...       52,143       70,061       67,984
  Construction in progress.............       53,173      252,788       36,088
                                         -----------  -----------  -----------
    Total..............................    1,356,341    2,913,707    2,439,916
  Less accumulated depreciation........      407,486    1,318,810    1,033,423
                                         -----------  -----------  -----------
    Net property and equipment.........      948,855    1,594,897    1,406,493
                                         -----------  -----------  -----------
OTHER ASSETS
  Property and equipment held for sale
   at estimated disposal value.........      375,000          --           --
  Deposits.............................        6,086       44,083       24,356
  Loan acquisition costs, less
   amortization of $10,086, $9,971 and
   $771................................        6,566       17,783       26,983
  Organization costs, less amortization
   of $35,286, $35,286 and $27,028.....          --           --         8,258
  Patents, less amortization of $9,871,
   $6,519 and $3,955...................       58,621       48,212       44,370
                                         -----------  -----------  -----------
    Total other assets.................      446,273      110,078      103,967
                                         -----------  -----------  -----------
    Total assets.......................  $ 4,077,852  $ 3,639,648  $ 3,060,074
                                         ===========  ===========  ===========
              LIABILITIES
CURRENT LIABILITIES
  Notes payable........................  $ 1,267,704  $   623,938  $   498,787
  Current maturities of long-term
   debt................................      542,930      153,981      150,949
  Current portion of capital lease
   obligations.........................       13,420       11,131       12,207
  Accounts payable--trade..............      889,479      775,357      666,877
  Accrued expenses.....................      135,537      155,428      282,460
                                         -----------  -----------  -----------
    Total current liabilities..........    2,849,070    1,719,835    1,611,280
                                         -----------  -----------  -----------
LONG-TERM DEBT
  Long-term debt--less current portion
   above...............................      125,000      690,893      844,874
  Capital lease obligations--less
   current portion above...............       22,789       34,258       30,864
                                         -----------  -----------  -----------
    Total long-term debt...............      147,789      725,151      875,738
                                         -----------  -----------  -----------
    Total liabilities..................    2,996,859    2,444,986    2,487,018
                                         -----------  -----------  -----------
         STOCKHOLDERS' EQUITY
  COMMON STOCK, no par value;
   authorized 50,000,000 shares, issued
   and outstanding 10,544,687,
   10,294,687 and 10,226,463 shares....    2,115,460    1,902,960    1,851,791
  PREFERRED STOCK--no par value;
   authorized 5,000,000 shares issued
   and outstanding 100,000 shares......      913,150      913,150          --
  PAID-IN CAPITAL......................      107,240      107,240      107,240
  ACCUMULATED DEFICIT..................   (2,054,857)  (1,728,688)  (1,385,975)
                                         -----------  -----------  -----------
    Total stockholders' equity.........    1,080,993    1,194,662      573,056
                                         -----------  -----------  -----------
    Total liabilities and stockholders'
     equity............................  $ 4,077,852  $ 3,639,648  $ 3,060,074
                                         ===========  ===========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                For the Nine Months
                                       Ended              For the Year Ended
                                   September 30,             December 31,
                               -----------------------  -----------------------
                                  2000        1999         1999        1998
                               ----------  -----------  ----------  -----------
                               (Audited)   (Unaudited)  (Audited)   (Unaudited)
Net revenue..................  $3,262,943  $2,042,255   $3,063,144  $2,777,109
Cost of goods sold...........   2,422,046   1,581,270    2,425,203   2,130,793
                               ----------  ----------   ----------  ----------
Gross profit on sales........     840,897     460,985      637,941     646,316
Selling, general and
 administrative expenses.....     879,270     641,359      975,653     732,873
                               ----------  ----------   ----------  ----------
Loss from operations.........     (38,373)   (180,374)    (337,712)    (86,557)
Interest and other income....       2,432      22,060       41,459      56,786
Litigation expense...........     (26,692)        --        (3,297)        --
Interest expense.............     (87,289)    (49,692)     (74,357)    (43,851)
                               ----------  ----------   ----------  ----------
Loss from continuing
 operations..................    (149,922)   (208,006)    (373,907)    (73,622)
Loss from operations of
 discontinued subsidiary.....     (53,650)   (230,207)    (359,473)    (81,007)
Loss on disposition of
 discontinued subsidiary.....    (122,597)        --           --          --
                               ----------  ----------   ----------  ----------
Loss before extraordinary
 item........................    (326,169)   (438,213)    (733,380)   (154,629)
Extraordinary item--gain on
 extinguishment of debt......         --          --       390,667         --
                               ----------  ----------   ----------  ----------
Net loss.....................    (326,169)   (438,213)    (342,713)   (154,629)
Preferred Stock dividends....     (91,530)        --           --          --
                               ----------  ----------   ----------  ----------
Net loss applicable to Common
 Stock.......................  $ (417,699) $ (438,213)  $ (342,713) $ (154,629)
                               ==========  ==========   ==========  ==========
Basic Loss Per Common Share:
  Loss from continuing
   operations................  $    (0.02) $    (0.02)  $    (0.04) $    (0.01)
  Loss from operations of
   discontinued subsidiary...       (0.01)      (0.02)       (0.03)      (0.01)
  Loss on disposition of
   discontinued subsidiary...       (0.01)        --           --          --
                               ----------  ----------   ----------  ----------
  Loss before extraordinary
   item......................       (0.04)      (0.04)       (0.07)      (0.02)
  Extraordinary item.........         --          --          0.04         --
                               ----------  ----------   ----------  ----------
  Net loss...................  $    (0.04) $    (0.04)  $    (0.03) $    (0.02)
                               ==========  ==========   ==========  ==========
Weighted average number of
 common shares outstanding...  10,477,351  10,253,203   10,263,659   9,104,353
                               ==========  ==========   ==========  ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 For the Nine Months Ended September 30, 2000 and the Years Ended December 31,
                                 1999 and 1998

                           Preferred Stock       Common Stock
                          ------------------ ---------------------                           Total
                          Number of          Number of             Paid-In  Accumulated  Stockholders'
                           Shares    Amount    Shares     Amount   Capital    Deficit       Equity
                          --------- -------- ---------- ---------- -------- -----------  -------------
Balance at January 1,
 1998...................       --        --   1,001,363 $  884,351 $107,240 $(1,231,346)  $ (239,755)
Additional shares issued
 in reverse takeover....       --        --   7,634,492        --       --          --           --
Common Stock issued in
 private placement, net
 of issuance costs......       --        --   1,006,002    646,219      --          --       646,219
Common Stock issued in
 exchange for
 cancellation of debt
 and interest...........       --        --     373,076    230,603      --          --       230,603
Common Stock issued for
 cash...................       --        --     211,530     90,618      --          --        90,618
Net loss for the year...       --        --         --         --       --     (154,629)    (154,629)
                           -------  -------- ---------- ---------- -------- -----------   ----------
Balance at December 31,
 1998...................       --        --  10,226,463  1,851,791  107,240  (1,385,975)     573,056
Preferred Stock issued
 in private placement,
 net of issuance costs..   100,000  $913,150        --         --       --          --       913,150
Common Stock issued in
 payment for services...       --        --      68,224     51,169      --          --        51,169
Net loss for the year...       --        --         --         --       --     (342,713)    (342,713)
                           -------  -------- ---------- ---------- -------- -----------   ----------
Balance at December 31,
 1999...................   100,000   913,150 10,294,687  1,902,960  107,240  (1,728,688)   1,194,662
Common Stock issued in
 exchange for
 cancellation of debt...       --        --     100,000    100,000      --          --       100,000
Common Stock issued for
 cash...................       --        --     150,000    112,500      --          --       112,500
Net loss for the nine
 months.................       --        --         --         --       --     (326,169)    (326,169)
                           -------  -------- ---------- ---------- -------- -----------   ----------
Balance at September 30,
 2000...................   100,000  $913,150 10,544,687 $2,115,460 $107,240 $(2,054,857)  $1,080,993
                           =======  ======== ========== ========== ======== ===========   ==========


   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  For the Nine Months
                                         Ended            For the Year Ended
                                     September 30,           December 31,
                                 ----------------------- ----------------------
                                    2000        1999       1999        1998
                                 ----------  ----------- ---------  -----------
                                 (Audited)   (Unaudited) (Audited)  (Unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Loss from continuing
  operations.................... $ (149,922)  $(208,006) $(373,907)  $(73,622)
 Loss from discontinued
  operations....................    (53,650)   (230,207)  (359,473)   (81,007)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
 Depreciation expense...........    166,100     221,012    311,822    266,224
 Amortization expense...........      8,401      28,573     31,120     24,958
 Common Stock issued for
  services......................        --       51,169     51,169        --
 Extraordinary item.............        --          --     390,667        --
 (Increase) decrease in assets:
  Accounts receivable...........    202,847    (135,094)  (122,002)  (139,255)
  Deposits......................     21,497     (43,608)   (19,727)   (22,567)
  Inventories................... (1,489,889)   (318,781)  (288,505)  (356,145)
  Loan acquisition costs........        --          --         --     (27,754)
  Patent costs..................    (13,761)    (16,364)   (17,504)   (19,336)
  Prepaid expenses..............    (31,268)     16,503     30,343     19,409
 Increase (decrease) in
  liabilities:
  Accounts payable..............    564,191     165,344    108,480    (85,570)
  Accrued expenses..............    (51,653)     27,564   (127,032)    47,226
                                 ----------   ---------  ---------   --------
   Net cash used in operating
    activities..................   (827,107)   (441,895)  (384,549)  (447,439)
                                 ----------   ---------  ---------   --------
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Acquisition of property and
  equipment.....................   (215,982)   (303,385)  (483,149)  (268,360)
 Proceeds from disposition of
  discontinued subsidiary.......     21,012         --         --         --
                                 ----------   ---------  ---------   --------
   Net cash used in investing
    activities..................   (194,970)   (303,385)  (483,149)  (268,360)
                                 ----------   ---------  ---------   --------
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Principal payments on long-term
  debt..........................    (42,175)   (112,958)  (150,949)  (708,636)
 Issuance of notes payable to
  shareholders..................    275,000     360,000    360,000    710,000
 Payment and cancellation of
  notes payable to
  shareholders..................        --      (25,000)  (225,000)   (29,125)
 Issuance of notes payable......    620,812     443,212     25,151    482,670
 Payment of notes payable.......        --          --         --    (480,002)
 Principal payments under
  capital lease obligations.....     (6,732)     (9,011)   (14,759)   (10,633)
 Issuance of Common Stock, net
  of offering costs.............    112,500         --         --     736,837
 Issuance of Preferred Stock,
  net of offering costs.........        --      507,400    878,150        --
                                 ----------   ---------  ---------   --------
   Net cash provided by
    financing activities........    959,405   1,163,643    872,593    701,111
                                 ----------   ---------  ---------   --------
   Net increase (decrease) in
    cash........................    (62,672)    418,363      4,895    (14,688)
CASH AT BEGINNING OF PERIOD.....    108,324     103,429    103,429    118,117
                                 ----------   ---------  ---------   --------
CASH AT END OF PERIOD........... $   45,652   $ 521,792  $ 108,324   $103,429
                                 ==========   =========  =========   ========
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION
 Interest paid.................. $   98,833   $ 137,663  $ 184,010   $146,976
                                 ==========   =========  =========   ========
SUPPLEMENTAL DISCLOSURE OF NON
 CASH TRANSACTIONS
 Purchase of equipment through
  capital lease agreements...... $      --    $     --   $  17,077   $ 18,443
                                 ==========   =========  =========   ========
 Notes payable converted into
  Preferred Stock............... $      --    $  35,000  $  35,000   $    --
                                 ==========   =========  =========   ========
 Notes payable converted into
  Common Stock.................. $  100,000   $     --   $     --    $230,603
                                 ==========   =========  =========   ========
 Reclassification of property
  and equipment to property and
  equipment held for sale....... $  375,000   $     --   $     --    $    --
                                 ==========   =========  =========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

   Organization and Nature of Operations--OurPet's Company (the "Company") management originally founded Napro, Inc. ("Napro"), an Ohio corporation, in 1985 as an enterprise for launching new ventures and acquiring companies in various lines of business. On April 30, 1993, Napro acquired the assets of a small blow molding business, Gorman Plastics, which has been accounted for as a purchase. In February 1996 Napro placed these assets in a newly formed wholly owned Ohio subsidiary, Sanar Manufacturing Company ("Sanar"). Also in February 1996 Napro formed another wholly owned Ohio subsidiary, Virtu Company ("Virtu"), to market proprietary products to the retail pet business under the OurPet's label. Napro then changed its name to OurPet's Company effective March 19, 1998. On July 16, 1998, Manticus, Inc. ("Manticus") obtained all of the outstanding shares of OurPet's Company in exchange for 8,000,000 shares of common stock of Manticus in a transaction accounted for as a pooling of interests. After the transaction, the holders of the former OurPet's shares owned approximately 89% of the shares of Manticus, resulting in a reverse takeover. On October 12, 1998, Manticus changed its name to OurPet's Company. After the merger, management of the former OurPet's Company continued to manage the new OurPet's Company.

   Sanar manufactured custom blow molded products for customers in the lawn equipment, toy, medical accessory and automotive industries in addition to producing some of Virtu's proprietary products. Virtu develops and markets products for improving the health, safety, comfort and enjoyment of dogs, cats, birds and other small pets.

   The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and both of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Policy of Cash Equivalents--For purposes of the financial statements, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

   Inventory--Inventories are carried at the lower of cost, first-in, first-out method or market. Inventories at September 30, 2000, December 31, 1999 and December 31, 1998 consist of:

                                                                December 31,
                                               September 30, -------------------
                                                   2000         1999      1998
                                               ------------- ---------- --------
   Finished goods.............................  $2,040,381   $  875,278 $562,917
   Raw materials..............................     223,044      119,868  146,896
   Production supplies........................         --        24,470   21,298
                                                ----------   ---------- --------
     Total....................................  $2,263,425   $1,019,616 $731,111
                                                ==========   ========== ========

   All inventories are pledged as collateral for bank and small business administration loans.

   Impairments--Assets are evaluated for impairment when events change or change in circumstances indicates that the carrying amounts of the assets may not be recoverable. When any such impairment exists, the related assets are written down to fair value.

                       OURPET'S COMPANY AND SUBSIDIARIES

   Property and Equipment--Property and equipment are reported at cost. Depreciation is provided by using the straight-line and accelerated methods over the estimated useful lives of the assets, which range from 5 to 39 years. All property and equipment is pledged as collateral for bank and small business administration loans. Total depreciation for the nine months ended September 30, 2000 and 1999 (unaudited) and the years ended December 31, 1999 and 1998 was $166,100, $221,012, $311,822 and $266,224, respectively.

   As of March 31, 2000, the Company sold the property and equipment of Sanar as part of the sale of its business. When the purchaser renounced and breached the contract on September 29, 2000 and ceased its operations, the property and equipment were returned to the Company. Since these idle assets are subject to a first lien by the secured creditors, the Company and the lenders decided to dispose of all of these idle assets, the lenders repossessed the assets and the Company and the lenders are actively searching for a buyer. Pursuant to FAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of" the Company has adjusted these assets to their estimated net realizable value resulting in an estimated disposal value of $375,000, which has been classified as held for sale on the accompanying consolidated balance sheet at September 30, 2000.

   Loan Acquisition Costs--Loan acquisition costs are being amortized on the straight-line method over the term of the respective loans.

   Patents--Virtu has filed for patents for its proprietary products. The costs incurred have been capitalized and are being amortized over 15 years. All patents are pledged as collateral for bank loans.

   Revenue Recognition--With respect to revenue from product sales, revenue is recognized only upon shipment of products to customers. The Company derives its revenues from the sale of proprietary pet products under the OurPet's brand name.

   For the nine months ended September 30, 2000, 60.4% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $1,281,714 and $693,484, which represents 39.2% and 21.2% of total revenue, respectively.

   For the nine months ended September 30, 1999 (unaudited), 29.5% of the Company's revenue was derived from one major customer. Revenue generated from this customer amounted to $606,719.

   For the year ended December 31, 1999, 26.1% of the Company's revenue was derived from one major customer. Revenue generated from this customer amounted to $803,820.

   For the year ended December 31, 1998, 43.2% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $910,274 and $295,016, which represents 32.6% and 10.6% of total revenue, respectively.

   Research and Development Costs--Research and development costs are charged to operations when incurred and are included in operating expenses. The amount charged for the nine months ended September 30, 2000 and 1999 (unaudited) and the years ended December 31, 1999 and 1998 was $40,631, $25,524, $52,385 and
$47,328, respectively.

   Advertising Costs--Advertising costs are charged to operations when the advertising first takes place. Advertising expense for the nine months ended September 30, 2000 and 1999 (unaudited) and the years ended December 31, 1999 and 1998 was $91,865, $48,591, $90,182 and $143,102, respectively.

                       OURPET'S COMPANY AND SUBSIDIARIES

   Net Loss Per Common Share--Basic net loss per Common Share is based on the net loss attributable to common stockholders for the period, divided by the weighted average number of common shares outstanding during the period. Potential common shares have not been included since their effect would be antidilutive. Common shares that could be potentially dilutive include 522,000 stock options, 2,331,706 warrants and 1,000,000 shares underlying the Preferred Stock at September 30, 2000.

   Fair Value of Financial Instruments--Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2000. The respective carrying value of certain on balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The fair value of the Company's long-term debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates the fair value of the debt.

   Recent Accounting Pronouncements--In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. FAS 133, as amended by FAS 137, is effective for periods beginning after June 15, 2000. Historically, the Company has not entered into derivative contracts. Accordingly, FAS 133 is not expected to affect the Company's financial statements.

   Income Taxes--Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                       OURPET'S COMPANY AND SUBSIDIARIES

Notes Payable and Long-Term Debt

                                                              December 31,
                                            September 30, ---------------------
                                                2000         1999       1998
                                            ------------- ---------- ----------
Note payable--Bank, open $1,000,000 line
 of credit with interest at prime plus 2%
 (11.5% at September 30, 2000, 10.5% at
 December 31, 1999 and 9.75% at December
 31, 1998). The note is secured by ac-
 counts receivable, equipment, inventory,
 trademark, patents and the personal guar-
 antee of a stockholder...................   $  838,181   $  244,969 $  323,515
Note payable--Small Business
 Administration $270,000 in 1993, due in
 monthly installments of $3,121 beginning
 January 1, 2000 and $2,987 beginning
 September 1, 2002 through October 1, 2003
 including interest at 5.244%. This note
 is secured by accounts receivable,
 inventory, property and equipment, and
 the personal guarantee of certain
 stockholders.............................      100,158      122,608    151,858
Note payable--Small Business
 Administration, bridge note increased to
 $175,000 in 1995, due in monthly
 installments of $2,180 beginning January
 1, 2000 and $2,089 beginning September 1,
 2002 through May 1, 2005 including
 interest at 6.999%. This note is secured
 by various equipment purchases, and the
 personal guarantee of certain
 stockholders.............................       98,181      111,016    127,715
Note payable--Bank, $525,000 in 1998 due
 in 35 monthly payments of $8,750 through
 October 1, 2001 and a final payment of
 $218,750 on November 1, 2001, plus
 interest at prime plus 2.25% (11.75% at
 September 30, 2000, 10.75% at December
 31, 1999 and 10% at December 31, 1998).
 This note is secured by a blanket lien on
 all assets and the personal guarantee of
 a stockholder............................      344,591      411,250    516,250
Note payable--director, due on August 31,
 2001, interest at 10% payable at
 maturity. This note is subordinated to
 the bank loans...........................      200,000      200,000        --
Note payable--director, due on August 1,
 2000, interest at 10% payable at
 maturity. This note is subordinated to
 the bank loans...........................          --       100,000        --
Note payable--director and shareholder,
 due on February 1, 2001. Interest at 10%
 payable at maturity. This note is
 subordinated to the bank loans...........      150,000          --         --
Notes payable--officer, directors,
 shareholders and investors, due on July
 31, 2002. Interest is payable quarterly
 at 10%. These notes are subordinated to
 the bank loans...........................      125,000          --         --
Note payable--shareholder, $150,000 due on
 demand. Interest is payable quarterly at
 7%. This note is subordinated to the bank
 loans....................................          --           --     150,000
Note payable--shareholder, $50,000 due on
 demand. Interest is payable quarterly at
 prime plus 1.5% (9.25% at December 31,
 1998). The note is subordinated to the
 bank loans...............................          --           --      50,000
                                             ----------   ---------- ----------
                                              1,935,634    1,468,812  1,494,610
Less current portion of long-term debt....    1,810,634      777,919    649,736
                                             ----------   ---------- ----------
                                             $  125,000   $  690,893 $  844,874
                                             ==========   ========== ==========

                       OURPET'S COMPANY AND SUBSIDIARIES

   Future maturities of long-term debt are as follows:

     September 30,                                                      Amount
     -------------                                                    ----------
       2001.......................................................... $1,810,634
       2002..........................................................    125,000
       2003..........................................................        --
       2004..........................................................        --
       2005..........................................................        --
                                                                      ----------
                                                                      $1,935,634
                                                                      ==========

   Subsequent to September 30, 2000, the Company was in violation of certain loan covenants and was in default in payment of principal and interest related to Sanar debt included above, and as a result, all of the Sanar debt has been classified as a current liability at September 30, 2000.

   The bank and small business administration loan agreements contain various restrictive and customary covenants and default provisions under which the Company must obtain permission from its lenders to (i) purchase or retire any of its capital stock; (ii) pay dividends in cash on any of its capital stock in excess of 100% of its cash flow (defined as net income plus depreciation and amortization minus principal payments on non-lender indebtedness as determined in accordance with Generally Accepted Accounting Principles); (iii) exceed $200,000 annually for capital expenditures; and (iv) pay officers and directors annual aggregate compensation in excess of $250,000. In addition, the Company must follow certain other requirements as to maintaining a minimum cash flow ratio and an adjusted tangible net worth.

   On March 1, 1999, the Company borrowed $60,000 from three stockholders of the Company for working capital purposes at an annual interest rate of 10%. The notes and accrued interest were paid on September 1, 1999 with $25,000 in principal being paid in cash and $35,000 in principal being converted into Convertible Preferred Stock. Also on June 30, 1999, the Company borrowed $20,000 from an officer and significant stockholder of the Company for working capital purposes at an annual interest rate of 9% which was paid with accrued interest on November 3, 1999 in cash.

   On February 1, 1999, The Company borrowed $100,000 from a director and stockholder of the Company for working capital purposes at an annual interest rate of 10% and is due on August 1, 2000. In addition, the lender received 50,000 warrants for the purchase of Common Stock at $0.75 per share. The note and accrued interest were paid on March 21, 2000 with the principal amount of $100,000 being converted into 100,000 shares of Common Stock upon the exercise of 100,000 warrants.

   On September 1, 1999, the Company borrowed $200,000 from the same director and stockholder of the Company for working capital purposes at an annual interest rate of 10% and is due on August 31, 2001. In addition, the lender received 100,000 warrants for the purchase of Common Stock at $1.00 per share.

   In July and August of 2000, the Company borrowed a total of $275,000 from an officer, directors, stockholders and investor for working capital purposes at an annual interest rate of 10%. A note for $150,000 is due with accrued interest on February 1, 2001 and the other notes for $125,000 are due on July 31, 2002 with interest payable quarterly. In addition, the lenders received 162,500 warrants for the purchase of Common Stock at $1.25 per share.

                       OURPET'S COMPANY AND SUBSIDIARIES

Related Party Transactions

   The Company leases production, warehouse and office facilities from a related entity, Senk Properties. Current monthly rentals are $11,247 with annual increases of approximately 3% plus real estate taxes. The initial term of the lease was for five years ending on May 31, 1998 and it has been extended for five additional five-year terms for a total possible term of twenty-five years. Lease expense for the nine months ended September 30, 2000 and 1999 (unaudited), net of amounts received from a sublease in 2000 for six months, and the years ended December 31, 1999 and 1998 was $47,512, $96,927, $138,795
and $134,464, respectively.

Extraordinary Item

   During December 1999, the Company recorded a gain on the extinguishment of debt as a result of an officer and a stockholder canceling $232,607 in debt and accrued interest owed to them and a related party canceling $158,060 in accrued rentals owed to it. These transactions resulted in an extra-ordinary gain of $390,667 or $0.04 per share.

Capital Stock

   From April through October 1998, the Company sold in a Private Placement 1,226,298 shares of no par value Common Stock and issued warrants, which expire in April 2002, to purchase 1,226,298 shares of Common Stock at an exercise price of $1.50 per share. The Company accepted $754,502 in cash and cancellation of debt and accrued interest in the amount of $165,221 as consideration for the sale of the Common Stock and warrants. Of the debt converted, $133,963 was from two significant directors and/ or stockholders of the Company who converted all of the debt and accrued interest owed to them. The Company paid brokers or dealers a cash sales commission of 10%, a fee for unaccountable expenses of 3% and issued them warrants, which expire on April 30, 2002, to purchase 113,208 shares of Common Stock at an exercise price of $0.825 per share.

   Also in 1998, prior to the Private Placement, Napro sold 364,310 shares of its common stock for which it accepted $90,618 in cash and cancellation of debt and accrued expenses in the amount of $65,382 as consideration for the sale. Of the consideration received, $52,800 in debt and accrued expenses was from a significant director, officer and stockholder of Napro.

   From July through November 1999, the Company sold in a Private Placement 100,000 shares of no par value non-voting Convertible Preferred Stock. Each share of the Preferred is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company may redeem the preferred shares at $10 per share or convert each preferred share into ten common shares, at the option of the shareholder, at such time as the common shares are trading on a public exchange at a closing price of $4.00 or above for a period of ten consecutive business days. The holders of the Preferred are entitled to a 10% stock dividend paid annually in common shares beginning twelve months from the final close of the Private Placement. Under certain conditions, each Preferred shareholder may elect to receive a cash dividend in lieu of the Common Stock dividend. The Company accepted $965,000 in cash and cancellation of debt owed to two stockholders of the Company in the amount of $35,000 as consideration for the sale of the Preferred. The Company paid brokers or dealers a cash sales commission of 8% and issued them warrants, which expire on October 31, 2004, to purchase 77,200 shares of Common Stock at an exercise price of $1.10 per share.

   In March of 2000, the Company issued 250,000 shares of Common Stock upon the exercise of 150,000 warrants at an exercise price of $0.75 per share in cash and 100,000 warrants at an exercise price of $1.00 per share for cancellation of debt as consideration for the Common Stock. These transactions were with two significant directors and stockholders of the Company.

                       OURPET'S COMPANY AND SUBSIDIARIES

Warrants

   At September 30, 2000, the Company had the following Common Stock purchase warrants outstanding, all of which were exercisable:

                                          Number   Exercise
                                         of Shares  Price    Expiration Date
                                         --------- --------  ---------------
   1998 Private Placement:
     Subscribers........................ 1,226,298  $1.500  April 30, 2002
     Brokers or dealers.................   113,208   0.825  April 30, 2002
     Lenders' financing.................   127,500   0.750  April 30, 2002
     Others.............................    35,000   0.500  April 30, 2002
   1999 Private Placement to brokers or
    dealers.............................    77,200   1.100  October 31, 2004
   1999 Notes payable to Director.......    50,000   0.750  July 31, 2001
   1999 Issuance to related parties.....   500,000   1.000  December 14, 2004
   2000 Director for services...........    40,000   1.000  December 31,2001
   2000 Notes payable to Directors and
    Officer.............................   112,500   1.250  July 31, 2003
   2000 Notes payable to investors......    50,000   1.250  August 9, 2003 and
                                                            August 28, 2003
                                         ---------
   Total................................ 2,331,706
                                         =========

   The 1,226,298 warrants issued to subscribers in the 1998 private placement may be redeemed by the Company on thirty days notice at a redemption price of $0.01 per warrant share, at such time as the common shares are trading on a public exchange at a closing bid price (or the last sale price) of $3.00 or above for a period of ten consecutive business days.

Stock Options

   On December 4, 1999, the Board of Directors approved the 1999 Stock Option Plan, which was approved by the shareholders on August 5, 2000. This Plan replaced the prior plan and provided that the options previously granted to key employees would be exchanged for options with substantially similar terms. Stock options may be granted at the discretion of the Board of Directors for which the Company has reserved 850,000 shares of its Common Stock for issuance upon the exercise of options granted under the Plan. The options vest one-third on each of the second, third and fourth anniversaries of the date of grant and expire of the fifth anniversary of the date of grant. The Company grants stock options at exercise prices equal to or greater than the fair market value of the Company's Common Stock on the date of grant.

                       OURPET'S COMPANY AND SUBSIDIARIES

   The following table summarizes the activity in options under the Plan:

                                                        Number
                                                          of    Weighted Average
                                                        Shares   Exercise Price
                                                        ------- ----------------
   Outstanding at January 1, 1998...................... 140,000      $ .75
     Granted........................................... 450,000        .75
     Exercised.........................................     --         --
     Forfeited.........................................     --         --
                                                        -------
   Outstanding at December 31, 1998.................... 590,000        .75
     Granted........................................... 170,000        .84
     Exercised.........................................     --         --
     Forfeited......................................... 160,000        .75
                                                        -------
   Outstanding at December 31, 1999.................... 600,000        .78
     Granted...........................................  67,000       1.00
     Exercised.........................................     --         --
     Forfeited......................................... 145,000        .85
                                                        -------
   Outstanding at September 30, 2000................... 522,000        .81
                                                        =======

   The following table summarizes options outstanding at September 30, 2000:

                                               Weighted
                 Number   Weighted Average Average Remaining
   Range        of Shares  Exercise Price  Contractual Life
   -----        --------- ---------------- -----------------
   $0.75-$1.00   522,000       $0.81           4.2 Years

   There were no options exercisable at September 30, 2000.

Capital Leases

   The Company is the lessee of equipment under capital leases expiring in various years through 2004. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized on a straight-line basis over their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense for the nine months ended September 30, 2000 and 1999 (unaudited) and the years ended December 31, 1999 and 1998 was $7,671, $8,639, $11,554 and $11,300,
respectively.

   A summary of property held under capital leases, included in property, plant and equipment, is as follows as of September 30, 2000 and December 31, 1999 and 1998:

                                                               December 31,
                                               September 30, ------------------
                                                   2000        1999      1998
                                               ------------- --------  --------
   Office equipment...........................   $ 17,077    $ 17,077  $ 15,000
   Production equipment.......................     18,443      36,361    36,361
   Vehicle....................................     16,623      16,623    16,623
                                                 --------    --------  --------
                                                   52,143      70,061    67,984
   Less: accumulated amortization.............    (22,062)    (25,910)  (27,358)
                                                 --------    --------  --------
     Total....................................   $ 30,081    $ 44,151  $ 40,626
                                                 ========    ========  ========

                       OURPET'S COMPANY AND SUBSIDIARIES

   Minimum future lease payments under operating leases, together with the present value of the net minimum lease payments for capitalized leases as of September 30, 2000 are as follows:

                                                           Capitalized Operating
                                                             Leases     Leases
                                                           ----------- ---------
   2000...................................................   $ 2,841   $ 44,275
   2001...................................................    15,510    146,606
   2002...................................................     7,944    150,519
   2003...................................................    12,276     63,354
   2004...................................................     4,114        --
                                                             -------   --------
     Total minimum lease payments.........................    42,685   $404,754
                                                                       ========
   Less: Amount representing interest.....................    (6,476)
                                                             -------
     Present value of net minimum lease payments..........   $36,209
                                                             =======

   Interest rates on capitalized leases vary from 9.1% to 16% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

   Total rent expense of the Company for the nine months ended September 30, 2000 and 1999 (unaudited) and the years ended December 31, 1999 and 1998 was $126,136, $156,553, $224,736 and $192,046, respectively.

Income Taxes

   There was no income tax expense/benefit for the Company for the nine months ended September 30, 2000 and 1999 (unaudited) and the years ended December 31, 1999 and 1998.

   Following is a reconciliation of the expected income tax benefit to the amount based on the U.S. statutory rate of 34% for the nine months ended September 30, 2000 and 1999 (unaudited) and the years ended December 31, 1999 and 1998:

                                       September 30,         December 31,
                                     -------------------  -------------------
                                       2000      1999       1999       1998
                                     --------  ---------  ---------  --------
   Income tax benefit based on US
    statutory rate.................. $(24,930) $(146,897) $(148,949) $(51,123)
   Current period addition to the
    valuation allowance.............   24,930    146,897    148,949    51,123
                                     --------  ---------  ---------  --------
   Provision for income taxes....... $    --   $     --   $     --   $    --
                                     ========  =========  =========  ========

   The significant components of the Company's deferred tax assets and liabilities are as follows:

                                                              December 31,
                                             September 30, --------------------
                                                 2000        1999       1998
                                             ------------- ---------  ---------
   Deferred tax assets:
     Net operating loss carryforward........   $ 598,490   $ 573,560  $ 424,611
     Valuation allowances...................    (598,490)   (573,560)  (424,611)
                                               ---------   ---------  ---------
   Net deferred tax assets..................   $     --    $     --   $     --
                                               =========   =========  =========

   The Company's valuation allowance increased by approximately $24,930 for the nine months ended September 30, 2000, which represents the effect of net operating losses. The Company has recorded a valuation allowance to state its deferred tax assets at estimated net realizable value due to the uncertainty of realization of these assets through future taxable income.

                       OURPET'S COMPANY AND SUBSIDIARIES

   The Company has available at September 30, 2000, unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:

                                                    Amount of Unused Expiration
                                                     Operating Loss  During Year
   Year of Loss                                      Carryforwards     Ending
   ------------                                     ---------------- -----------
   1995............................................    $  374,001       2010
   1996............................................       259,811       2011
   1997............................................       464,680       2012
   1998............................................       150,362       2018
   1999............................................       438,086       2019
   2000............................................        73,325       2020
                                                       ----------
                                                       $1,760,265
                                                       ==========

Litigation

   In November 1999, the Company commenced litigation in the Cuyahoga County Common Pleas Court, State of Ohio, against a direct competitor. The Company alleged in its complaint, among other things, conversion of trade secrets and fraud, and sought damages in excess of $1,050,000. The competitor served an answer alleging affirmative defenses and counterclaimed against the Company for unfair competition and deceptive trade practices. The competitor sought to recover lost profits and statutory damages and for injunctions prohibiting the Company from continuing to market and sell their product. Upon mutual agreement, this litigation was dismissed with prejudice in October 2000 with each party dismissing its claims against the other.

   In May and June 2000, litigation was commenced against the Company in the Summit County Common Pleas Court, State of Ohio, by two suppliers seeking payment of unpaid invoices plus interest and costs totaling in excess of $196,529 for purchases made by the Company's discontinued subsidiary. The Plaintiffs obtained judgments against the discontinued subsidiary, however, all of the discontinued subsidiary's remaining assets have been repossessed by its lenders in an attempt to satisfy their senior liens. Management and its legal representatives do not believe as a result of this litigation that the Company will have any judgments or fines against it.

   In May 2000, the Company commenced litigation in the Cuyahoga County Common Pleas Court, State of Ohio, against a mold supplier and its related entities. The Company alleged against the Defendants breach of contract, negligence, unjust enrichment and breach of warranty, which caused damages in excess of $125,000. One of the Defendants filed a counterclaim against the Company for breach of contract for $38,600 in damages. Discovery is set to be completed in January 2001, with trial expected in April 2001.

   In addition to the above matters and in the normal course of conducting its business, the Company may become involved in various other litigations. The Company is not a party to any litigation or governmental proceeding which its management believes could result in any judgments or fines against it that would have a material adverse affect on the Company's financial position, liquidity or results of operations.

Discontinued Operations

   On December 4, 1999, the Company adopted a formal plan to sell the business of its subsidiary, Sanar Manufacturing Company ("Sanar"). As of March 31, 2000, the Company sold the assets of Sanar. The assets sold consisted primarily of accounts receivable, inventories, property and equipment and the assumption of

                       OURPET'S COMPANY AND SUBSIDIARIES
notes payable, long-term debt, and accounts payable. The closing was escrowed pending the purchaser's refinancing of the long-term debt. The selling price was $100,000 in the form of cash and notes. The purchaser failed to obtain refinancing of the long-term debt and notified the Company on September 29, 2000 of its intent to rescind the agreement and to wind down its operations and go out of business.

   As a result of the purchaser renouncing and breaching the contract, the remaining assets of Sanar, which are subject to a first lien by the secured creditors, were returned to the Company on September 29, 2000 and repossessed by its lenders on October 3, 2000. The Company has guaranteed the debt of Sanar and should the sale of Sanar's assets not realize sufficient amounts to satisfy its obligations to the lenders, the Company would be liable for any deficiency. At September 30, 2000, the amount owed to the lenders including accrued interest was $622,453. Based upon appraisals of the assets to be sold, management believes that the proceeds to be realized will not be adequate to satisfy the obligations to its lenders with approximately $220,000 remaining unpaid including interest to the estimated date of sale.

   Operating results of the business of Sanar for the nine months ended September 30, 2000 and 1999 (unaudited) and the years ended December 31, 1999 and 1998 are shown separately in the accompanying consolidated statements of operations.

   Net revenue of the business of Sanar for the nine months ended September 30, 2000 and 1999 (unaudited) and the years ended December 31, 1999 and 1998 were $560,412, $1,799,526, $2,254,880 and $1,978,475 excluding intercompany transactions. These amounts are not included in net revenue in the accompanying consolidated statements of operations.

   Net assets to be disposed of, at their expected net realizable values, have been separately classified in the accompanying balance sheet at September 30, 2000. The December 31, 1999 and 1998 balance sheets have not been restated.

   Assets of the business of Sanar that were sold consisted of the following at their face amounts at March 31, 2000 and December 31, 1999 and 1998:

                                                               December 31,
                                                March 31,  ---------------------
                                                   2000       1999       1998
                                                ---------- ---------- ----------
   Accounts receivable......................... $  262,620 $  239,279 $  214,383
   Inventories.................................    246,525    222,590    220,237
   Property and equipment......................    695,925    743,708    921,288
                                                ---------- ---------- ----------
     Total assets.............................. $1,205,070 $1,205,577 $1,355,908
                                                ========== ========== ==========

                                   SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 8, 2001                    OurPet's Company

                                                /s/ Steven Tsengas
                                          By: _________________________________
                                               Steven Tsengas
                                               Chairman, President and Chief
                                               Executive Officer

                                    PART III

Item 1. Index to Exhibits.

  (2) Charter and Bylaws
  (3) Instruments defining the rights of security holders
  (5) Voting Trust Agreement--Not Applicable
  (6) Material Contracts
  (7) Material Foreign Patents--Not Applicable
  (12) Additional Exhibits--None.
  (27) Financial Data Schedules

Item 2. Description of Exhibits.

 2.1   Articles of Incorporation of Manticus, Inc., dated May 23, 1996.

 2.1.1 Articles of Amendment to the Articles of Incorporation of Manticus,
       Inc., changing the name of the corporation to "OurPet's Company", effective September 1, 1998.

 2.1.2 Articles of Amendment to the Articles of Incorporation of Manticus,
       Inc., nka OurPet's Company, reflecting changes to the corporation's capital structure, adopted July 20, 1999.

 2.2   Bylaws of Manticus, Inc.

 3.1   Common Stock Certificate.

 3.2   Preferred Stock Certificate.

 3.3   Promissory Note dated September 1, 1999 for $200,000, made by the
       Company to Joseph T. Aveni.

 6.1   Asset Purchase Agreement, dated March 31, 2000, between Akon Plastic
       Enterprises, Inc. and Sanar Manufacturing Company, a wholly-owned subsidiary of OurPet's Company.

 6.2   Lease Agreement dated March 17, 1993, with Addendums, between Senk
       Properties and GPI Division, NAPRO, Inc.

 6.3   Letter dated February 14, 1998, to Anthony O'Rourke from Konstantine
       ("Dean") Tsengas and Steve Tsengas regarding sales commission, sales consulting and Board participation.

 6.4 Letter from Company to Greg Johnson dated October 12, 1999 regarding consulting services.

 6.5   1999 Stock Option Plan.

 6.6   Standard Option Agreement.

 6.7   Standard Common Stock Purchase Warrant.

 27    Financial Data Schedule